1555 Palm Beach Lakes Boulevard, Suite 310
West Palm Beach, FL 33401-2327
Tel: (561) 689-4441
Fax: (561) 659-0701
www.harriscramer.com

Michael D. Harris, Esq.
mharris@harriscramer.com

January 20, 2009

VIA EDGAR
Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	Diversified Product Inspections, Inc.
Schedule 14A filed on December 1, 2008
File No. 000-25429

Dear Mr. Reynolds:

On behalf of our client, Diversified Product Inspections, Inc., we are responding to the Staff’s comment letter dated January 2, 2009.  The numbers set forth below correspond to the numbers in the Staff’s comment letter:

General

1.
Please expand on the disclosure throughout your document to clarify the impact that the contemplated transactions will have on the issuer and its shareholders.  In this respect, but without limit, please:

a.	Disclose, if true, that the settlement and asset sale would constitute a change in control of the issuer;

b.	Disclose that you generated revenues of over $2.5 million in 2007 and that you would become a shell company with no revenues, assets, or business plan if the proposals are approved; and

c.	Provide the tabular presentation associated with Item 403 of Regulation S-K showing your beneficial ownership should the deal be approved.

Mr. John Reynolds
January 20, 2009

Response:

a.	The requested disclosure has been made on page 11 under the caption “What is the Effect of the Agreement.”

b.	The requested disclosure has been made on page 11 under the caption “What is the Effect of the Agreement.”

c.	The beneficial ownership table has been revised to reflect what each principal shareholder’s beneficial ownership would be pre and post closing of the Agreement. See page 17.

2.
Please revise to clarify the original of the Settlement Agreement and Asset Purchase Agreement.  For example, it is unclear why and how the asset sale was tied into the settlement agreement.  In this regard, please revise the background discussion beginning at the bottom of page 12 to clarify the material terms of the negotiated agreement and how they changed from the initial proposal to the executed agreement.  Also, please clarify what each party to the agreement is receiving, and from whom they are receiving it.

Response:

•	The requested disclosure regarding how the asset sale was tied into the settlement agreement is on page 13.

•	The requested disclosure regarding what each party is receiving under the agreement is on page 10 under the caption “What will the Parties Receive for the Assets?”.

•	The only material change to the settlement is described on page 15.

3.
Please revise to disclose that the settlement and asset sale is a related party transaction, and clarify the procedures that the board followed in approving the transaction, including whether it was presented to disinterested members for review and approval.

Response: The requested disclosure has been made on page 18 under the caption “Related Person Transaction.”

4.
Please revise to disclose any potential negative impact that a vote in favor of the transactions may have on a shareholder’s rights and legal remedies against the issuer and management in connection with the transaction.

Response: The requested disclosure has been made on page 17 under the caption “Legal Remedies.”

Mr. John Reynolds
January 20, 2009

Letter to Shareholders

5.
Please revise the introductory paragraph and where appropriate to identify that asset sale and settlement agreement as separate proposals.  It appears that the proposals are contingent on each other, and that the settlement agreement would not be executed unless the asset sale is approved.  Please revise or advise.

Response: As discussed with Mr. Williamson by telephone on January 6th, the settlement and asset sale are not two (separate) proposals.  The settlement of the lawsuit is contingent upon the closing of the Agreement (i.e., the Settlement and Asset Purchase Agreement).  Unfortunately, the compound title of the Agreement, insisted upon by the Plaintiffs’ counsel, has a tendency to create confusion. In order for the Agreement to close, DPI must obtain shareholder approval of the asset sale.  Because Delaware requires shareholder approval for the asset sale and not to settle the case, DPI is only asking for the approval of the asset sale.  If the Agreement is not approved by the shareholders, the litigation will proceed.  We have modified the letter to shareholders.  We have also added a clarifying Q&A at page 8. See also the disclosure on pages 2 and 11 of the proxy.

Proposal Approval of the Agreement, page 8

6.
Please disclose the name of the court or agency in which the proceedings are pending, as well as a brief summary of the proceedings since the initial filings.  Also, revise to indicate any amounts accrued on the financial statements with respect to the litigation.

Response:

•	The requested disclosure regarding the name of the court in which the proceedings are pending has been made on page 9.

•	The summary of the proceedings is disclosed on page 9.

•	The requested disclosure regarding the amount of liability accrued on the company’s financial statements has been made on page 10.

7.
Please revise the discussion of the agreement to specify how it settles your outstanding litigation, including a summary of any representations made by the plaintiffs to the company or the court with respect to general releases or waiver of any related claims.

Mr. John Reynolds
January 20, 2009

Response: Please see response number 5. As we discussed by telephone with Mr. Williamson, no representations were made to the court.  The representations to the Plaintiffs in the Agreement are disclosed beginning at page 11.

What Special Factors for Entering into the Agreement, page 12

8.
We note your disclosure on page 12 that the “[s]ettlement eliminates [the litigation risk] and also benefits Management who face potential personal liability.”  Please revise to include a separately captioned section detailing any conflicts of interest that the agreement and proposal present to directors, management, shareholders, and related parties.  See Item 5 to Schedule 14A.

Response: The requested disclosure has been made on page 18 under the caption “Related Person Transaction.”

If you have any questions, please contact me at (561) 689-4441.

Sincerely yours,

/s/ Michael D. Harris

Michael D. Harris

cc:	Ms. Ann Furlong (via email)
cc:	Lisa Temple, Esq. (via email)